June 13, 2008

Mr. Terence O’Brien

Branch Chief, Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549-0303

Re	Gerdau S.A. Form 20-F for Fiscal Year Ended December 31, 2007 File No. 001-14878

Dear Mr. O’Brien:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated May 22, 2008, concerning the Annual Report filed on Form 20-F for Fiscal Year Ended December 31, 2007.

As noted below in our responses, we have supplied the requested clarification or agreed to change or supplement the disclosures in our future filings, as the case may be.  Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in our filings, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

The following is the Company’s response to the Comment Letter.

Comment No 1

We note your disclosure of your critical accounting policies.  Please expand your discussion of critical accounting policies, to analyze to the extent material for each critical estimate identified, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.  Please analyze each estimate to their specific sensitivity to change, based on the outcomes that are reasonably likely to occur and would have a material effect.  Please revise to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.  Refer to the Commission’s critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

We acknowledge your comment on our disclosure of accounting policies, and we intend to expand future disclosures including the requested information, as follows:

•                  Deferred income taxes:

Our deferred income tax positions and valuation allowances contain uncertainties because the actual amount that will be realized depends mainly of tax profits generated in the Company and our subsidiaries, which may vary year to year due to several factors which affect the profitability of such companies, such as increase in costs, reduction in gross margins, increase in SG&A expenses, or others.  The Company also assesses the likelihood of being able to sustain every income tax position taken or to be taken, which can vary depending on the outcome of several lawsuits or final rules issued by the tax authorities and/or courts of each country where the Company conduct business.

During the past three fiscal years, the Company has not made any significant adjustment in its valuation allowances for income taxes or on its FIN 48 related provisions.  Based on currently available information the Company does not expect any significant change in the current situation of income tax positions taken in the past which is reasonably possible.

If the profitability of some consolidated holding companies changes and results in a revision in the valuation allowance, net income of the Company could be affected positively by $43,439 (based on the balances as of December 31, 2007) because of the release of valuation allowance.  The Company does not believe it is more likely than not the likelihood of such change in the profitability of those holding companies because currently such companies do not have any source of taxable income.

•                  Pension and post employment benefits

Our pension and post-employment benefits contain uncertainties because we need to estimate several factors which affect the determination of the related obligations, such as discount rate assumptions, inflation, expected return on plan assets, future compensation increases or future increases in health-care costs, which are subject to several macroeconomic trends, and also we need to rely on several actuarial assumptions, such as withdrawals, turnover and mortality rates, which are subject to demographical changes with difficult trends to be determined.

In the process of reviewing macroeconomic trends affecting pension and postretirement benefits, the Company evaluates the current and projected allocation of the plan assets, projections on the interest rate for securities with a term commensurate with our pension obligations based in long term Brazilian Government securities, projections on long term inflation based on best estimates and current inflation trends, and also on the current Company policy and historical trend of compensation increases.

In the process of reviewing long term demographical trends affecting pension and postretirement benefits, the Company evaluates the most updated mortality tables used by similar companies that also sponsor postretirement benefit plans, as well as historical data on turnover.

During 2007, expected return on plan assets was $86,870, and actual return on plan assets was $145,801 for the Brazilian plans; for US plans, expected return on plan assets was $35,675 and actual return on plan assets was $10,520.  Such differences in expected and actual return on plan assets are recognized in the income statement using the “corridor” rule during the subsequent periods.

During 2007, actuarial loss (resulting from the difference of the actuarial estimates and actual projected benefit obligation) was $6,166 for the Brazilian plans, and for the US plans, such figure was $(48,174).

Our current balance of unrecognized actuarial gains on the Brazilian plans is $200,129, which will be recognized in income using the “corridor” rule.  Our current estimate for 2008 recognition is a gain of $6,915.  Our current balance of unrecognized actuarial losses for the US plans is $54,670, which will also be recognized using the “corridor” rule. Our current estimate for 2008 recognition is a loss of $1,110.

•                  Environmental liabilities

Our environmental liabilities contain uncertainties because we may not have identified all impacted areas throughout the Company’s operational sites, and in the places where impacted areas where identified, eventually the Company has not identified all costs for remediation, because those remediation costs depends also on the level of environment damage identified.

In the process of evaluating the impacted areas, the Company identified the operational sites where the likelihood of environmental impacts were higher due to production process used in the past, geographical position, environmental control programs currently in place and when such environmental programs started, and also the records of environmental issues in each site.

For the areas identified as potentially impacted, the Company estimated the potential environmental damages.  The remediation costs are driven by the type of environmental damage, the technology to be employed to remediate the damages and the stage of the damage caused.

The Company has not made any material changes in the process of estimating environmental liabilities in the last two years.  We do not believe there is a reasonable likelihood of new impacted areas due to environmental control used currently in our operational sites, but actual expenses may be higher or lower than estimated liabilities, exposing the Company to losses or gains that may be material.

•                  Derivative financial instruments

Our valuation of derivative financial instruments contain uncertainties because it considers current position of instruments offered in future interest and currencies markets, which eventually show significant variations on a short period of time.  Such quotations based on future markets considers present and future interest rates, currency exchange rates, and several other macroeconomic factors and trends which are influencing the current trading offers of market participants.  Due to the nature of financial markets, which are interconnected globally and also across different markets (interest, currencies, derivatives and stocks), it becomes extremely difficult to estimate what would be the future valuation of such derivative financial information.

•                  Useful lives of long-lived assets

Our estimates of useful lives of long-lived assets contain uncertainties because of technological upgrade of the production process of the plants of the Company may reduce the useful live of productive assets, as well as economic conditions of any particular market in which the Company operates could reduce the economic life due to impairment losses. The calculation of the impairment losses made by the Company, when required, contains uncertainties because it requires management to make assumptions and to apply judgment to estimate future cash flows and asset fair values, including forecasting useful lives of the assets and selecting the discount rate that reflects the risk inherent in future cash flows.

The Company has not made any material change in its policy for determining useful lives of long lived assets in the past three years. The Company has not made any material changes in our impairment loss assessment methodology during the same period.

We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material.

•                  Fair value of non-quoted financial instruments

Some of the acquisitions completed by the Company involve commitments to acquire shares from minority shareholders of the acquired companies, or having granted put options to some minority shareholders to sell to the Company their shares.  These financial instruments are recorded at estimated fair value on the Company’s balance sheet, and the determination of their fair value involves a series of estimates that can significantly impact the final outcome of such calculation.

The Company estimates the fair value of the companies whose shares it is committed to acquire using EBITDA multiples of market traded similar companies.  The Company believe such criteria is appropriate, in line with practices observed in the market and with authoritative technical literature to estimate fair market value of unquoted instruments.

Our valuation contains uncertainties because it considers multiples of similar companies, which can show variation on a short period of time. Due to the nature of this calculation, it becomes extremely difficult to estimate what would be the future evolution of such multiples.

•                  Valuation of assets acquired and liabilities assumed in business combinations

Our valuation of assets acquired and liabilities assumed in business combinations contain uncertainties because we allocate the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values.  The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill.  We adjust the preliminary purchase price allocation, as necessary, up to one year after the acquisition closing date as we obtain more information regarding asset valuations and liabilities assumed.

Our purchase price allocation methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities.  Management estimates the fair value of assets and liabilities based upon quoted market prices, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses.  Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies.

During 2007, we completed certain acquisitions and the most relevant of them was Chaparral Steel.  This acquisition was made on September 14, 2007 and the purchase price was $4.2 billion in cash, plus the assumption of certain liabilities of the acquired company.  See Note 4, Acquisitions, to the Notes to Consolidated Financial Statements of our Annual Report on Form 20-F, for the complete purchase price allocation calculations, as well as information about all other acquisitions completed in 2007, 2006 and 2005.

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to complete the purchase price allocation and estimate the fair value of acquired assets and liabilities.  However, if actual results are not consistent with our estimates and assumptions, we may be exposed to losses or gains that could be material.

Comment No 2

We note that in determining the fair value of acquired assets and liabilities, you engage independent valuation firms.  Please identify these firms or delete your reference to them.  If you choose to refer to and identify the independent firm, you should also include the expert’s consent when the reference is included in a filing in the 1933 Act environment.  We believe reference to such expert in a registration statement requires a consent following Section 436(b) of Regulation C.  Please note for future reference.

We will delete the reference to independent valuation firms in future filings.

Comment No 3

You disclose that your sales increase during 2007 was a result of increased demand in the steel market, mainly as a result of increased sales volumes in Brazil.  Please expand your disclosure to discuss the factors that contributed to these volume and price increases in each of the geographical regions you have presented on page 54.  We further note significant year over year changes in each of the regions, including a 70% increase in Europe, however your current disclosure only addresses Brazil as a factor in overall sales growth. Refer to FRR No. 36 – 501.04.

Our response has the objective of providing you more details about the question above and similar type of disclosures will be included in future filings.

The Company’s consolidated sales volume reached 17.2 million tonnes in 2007 from 14.9 million tonnes in 2006.  In 2007, 7.0 million tonnes resulted from the Gerdau’s

Brazilian operations and 10.2 million tonnes from the operations abroad.  Excluding the acquisitions completed in the period under comparison, sales volume would increase from 14.9 million tonnes in 2006 to 15.4 million tonnes in 2007.  The Company’s consolidated net sales reached $15.8 billion in 2007 from $11.8 billion in 2006.  In a consolidated base, the average net price of sales volume of steel was $921.7/tonne in 2007, a 15.9% increase from $795.5/tonne in 2006.

In Brazil, the strong demand in the main consumer markets, mainly civil construction, resulted in a 15.5% increase in sales volume, as compared to 2006, totaling 4.9 million tonnes in 2007.  The civil construction industry continued to be the main driving force behind the expansion in 2007, supported by various other factors, such as government measures to reduce the tax burden, keep inflation under control and increase population income, resulting in more jobs, and lower interest rates.  The agro-industrial sector, which consumes bars, shapes and wires produced by Gerdau, has been recovering from the effects of Asian flu, poor harvests and the low commodity prices, while the industrial sector continued to have sustained growth. In order to meet the increased demand for steel in Brazil, exports from Brazil were reduced by 10.3%, totaling 2.1 million tonnes in 2007.  Revenues generated by exports from Brazil totaled $1.4 billion in 2007, including shipping revenues to associated companies and subsidiaries.  The average net price of sales volume of steel from our Brazilian operations was $947.3/tonne in 2007, a 17.2% increase from $808.4/tonne in 2006.

In the U.S. and Canada, sales volume totaled 6.9 million tonnes in 2007, an increase of 14.9% as compared to 2006.  Excluding the effects of the acquisitions of Chaparral Steel and Sheffield Steel, sales volume in 2007 were in line with 2006.  Selling prices have increased in response to inflationary pressures in scrap and other raw material costs.  The average net price of sales volume of steel from our U.S. and Canada operations was $836.6/tonne in 2007, a 13.2% increase from $739.2/tonne in 2006.

The Latin American units, excluding Brazil, sold 2.3 million tonnes, an increase of 45.5% as compared to 2006.  Excluding the volumes sold by the companies acquired in Venezuela and Mexico in 2007, and in Peru in 2006, sales volume in 2007 was 7.7% higher than in 2006.  In 2007 demand continued high driven by the good economic prospects in the region and maintenance of investments in infrastructure.  As in other regions in the world, it is also possible to observe an increase in the production costs in Latin America.  The prices of the scrap present continuous growth in Colombia and Mexico.  The average net price of sales volume of steel from our Latin American operations was $765.1/tonne in 2007, a 10.2% increase from $694.3/tonne in 2006.

In Europe, sales volume totaled 936,000 tonnes in 2007, 37.4% higher than in 2006, mainly due to the acquisition of GSB Aceros and Trefusa, in Spain.  The demand for specialty steel products was high in the region.  In 2007, we expanded our product line in Spain by means of Trefusa, a specialty steel drawing facility acquired at the end of the year.  The average net price of sales volume of steel from our Europe operations was $1,736.6/tonne in 2007, a 24.2% increase from $1,398.6/tonne in 2006.

Comment No 4

We note that since 2004 your gross margins percentages have been slowly decreasing.  Tell us and expand your disclosure to discuss the factors that have contributed to this gradual decrease in margins.  Your current disclosure only discusses rising raw material costs and appreciation of the Brazilian real against the dollar; however, there is no discussion of whether or not you believe this is a trend you expect to continue or how you are mitigating the impact of these items.

Our response has the objective of providing you more details about the question above and similar type of disclosures will be included in future filings.

In Brazil, costs increase of inputs in the last year, such as scrap, pig iron, iron ore, cocking coal and other inputs, and the high price of international freights were offset against the price increase which affected the gross margin in the last year.  Looking back to 2005 and 2006, the Company did not increase prices because of the lower demand in Brazil compared in the international market, but the cost of inputs increased resulting from the high demand in the international market, especially in China. Looking forward, we expect costs to continue to increase but we expect it will be possible to make adjustments to the prices to offset the increase in the costs.

In the U. S. and Canada, the metal spread of Chaparral is greater than Gerdau Ameristeel’s because of the high value-added products produced by Chaparral such as sheet piling products and structural steel products.  This partially explains the better margins that Chaparral added to our business in North America.  Exports to the U. S. have continuously decreased and the inventories are significantly low as a result of the depreciation of the U.S. dollar, the high cost of freight and the solid demand in several regions in the world.  This environment, despite the expectations of a lower economic growth in the U. S., should contribute to a good performance of local producers in 2008.  The production costs are expected to continue to be high but we believe market conditions will allow us to transfer the increase in costs to the price of the steel products.  During 2008, the gross margin is expected to be higher than 2007 partially due to the consolidation of Chaparral, which has better margins than the other operations in the region because of the high value-added products produced by them. The estimate is that, despite the uncertainties about the maintenance of economic growth in the U. S., the investments in infrastructure will continue to be strong in North America.

In Latin America, the prices were higher in 2007 if compared to 2006 due to the solid demand and high production costs. Increase in electric energy prices and other inputs affected the operating margins.  On the other hand, the strong demand we are seeing in 2008 contributes to offset the increase in costs in the current year against increases in prices in order to maintain operating margins at the same level in the current year against 2007.

In Europe, we are working in the reorganization of the industrial processes and reallocation of certain product lines in Spain with the objective to increase productivity and maximizing the use of the industrial equipments.  These investments resulted in certain additional costs which were accounted for in the fourth quarter of 2007.  We are convinced that we will start to benefit from the results thereof over the next years, which will make us more competitive in the specialty steel segment in that market.

Comment No 5

Notwithstanding the fact you present segment disclosures pursuant to Brazilian GAAP, we believe that your MD&A should provide a more comprehensive segment discussion in MD&A.  Analysis of segment data, including revenues and cost of sales, should be presented with specific emphasis where a segment contributes in a disproportionate way to income or loss.  Known trends, demands, commitments, events or uncertainties within a segment among the factors used by management to evaluate that segment should be discussed in MD&A.

Our response has the objective of providing you more details about the question above and similar type of disclosures will be included in future filings.

The daily management of the business is carried out by the corporate executive committee, the link between the board of directors and the operational areas of the Company.  Its activities are organized into five steel-making operations, defined on the basis of product line and geographical location as follows: Long Steel Brazil; Specialty Steels; Açominas; North America; and Latin America (excluding Brazil).

The segment information described below has been prepared under Brazilian GAAP, which is the basis of presentation used for internal decision making.

	Net Sales		Net Income		Net Margin
$ million	2007	2006	2007	2006	2007	2006
Long Steel Brazil	4,213	3,588	527	770	12.5%	21.4%
Specialty Steels	1,740	1,133	192	149	11.1%	13.2%
Açominas	1,747	1,435	241	200	13.8%	13.9%
North America	6,556	5,021	476	379	7.3%	7.6%
Latin America	1,989	1,088	187	135	9.4%	12.4%

Long Steel Brazil operation’s net sales reached $4.2 billion in 2007, 17.4% higher than in 2006, mainly due to the strong demand in the Brazilian market.  Shipments amounted 4.1 million tonnes in 2007 of which 3.1 million tonnes were sold in the domestic market and the balance were exported.  Net income reached $527 million in 2007 from $770 million in 2006, a decrease of 31.6%.  The lower net income is a result of the increase of production costs, such as scrap, pig iron, and higher freight cost.  As a consequence of that, the net margin decreased to 12.5% from 21.4%.

In 2007, Specialty Steel operation’s net sales totaled $1.7 billion, 53.6% higher than in 2006.  This increase is a result of the strong demand in the Brazilian market, better prices for specialty steel products and acquisition of GSB Aceros in Spain. Shipments reached 2.1 million tonnes in 2007, an increase of 24.6% over 2006.  Net income reached $192 million in 2007 from $149 million in 2006, an increase of 28.9%.  Net margin decreased to 11.1% from 13.2%.

Açominas, which is Gerdau’s largest steel plant produces steel products through blast furnace (using iron ore and coking coal) and is located in the state of Minas Gerais (Brazil), sold 2.5 million tonnes in 2007, 3.0% lower than in2006.  Approximately 60% of shipments were exported to different regions in the world (70% in 2006).  Net sales reached $1.7 billion in 2007, 21.7% higher than in 2006, mainly due to the better price for steel products in the international market and higher shipments to the domestic clients where the Company has better margins.  Despite of the increase in production costs, such as iron ore, coking coal, and higher freight cost, net margin were roughly the same in the last two years.  Net income reached $241 million in 2007 from $200 million in 2006, an increase of 20.5%.

Gerdau’s North America operations obtained net sales of $6.6 billion in 2007, 30.6% higher than in 2006, mainly due to the sustainable demand in that region and the revenues from the acquisitions done in the last two years.  Shipments amounted 6.9 million tonnes in 2007, an increase of 14.9% over 2006.  Net income reached $476 million in 2007 from $379 million in 2006, an increase of 25.6%.  Net margin decreased to 7.3% from 7.6%.

The Latin American units, excluding Brazil, sold 2.2 million tonnes, an increase of 45.5% as compared to 2006, mainly due to the acquisitions done in the region in the last two years.  Excluding the volumes sold by the companies acquired in Venezuela and Mexico in 2007, and in Peru in 2006, sales volume in 2007 were 7.7% higher than in 2006.  Net sales reached $2.0 billion in 2007, 82.8% higher than in 2006, principally due to the acquisitions mentioned before and the better price for steel products in the region.  Net income reached $187 million in 2007 from $135 million in 2006, an increase of 38.5%.  The increase of production costs, such as scrap, electricity, and higher freight cost were the main reasons for the net margin decrease from 12.4% to 9.4%.

Comment No 6

You indicate that the decrease in net financial income was due to the increase in financial expenses as a result of your increase in debts from acquisitions.  We note that net financial income contains several different line items that all had significant fluctuations during 2007.  Please revise to discuss the nature of each line item and the factors that contributed to each line items year over year change.

Our response has the objective of providing you more details about the question above and similar type of disclosures will be included in future filings.

Financial expenses increased in $190.9 million in 2007 mainly as a result of the increase in debts to the acquisitions made in 2007.  Financial income decreased by $32.2 million in 2007 mainly because of the decrease in the short-term investments which were used to fund the various acquisitions which were completed in 2007.  Foreign exchange gains, net, increased by $165.1 million in 2007 mainly due to the more than 17% appreciation of the Brazilian real in 2007 against the U.S. Dollar. This effect is because the liabilities denominated in U.S. Dollars are higher than the assets denominated in U.S. Dollars for Brazilian entities.  Losses on derivatives, net, increased by $10.4 million in 2007 due to the increase in losses as detailed at note 21 of our audited consolidated financial statements for the year ended December 31, 2007.

Comment No 7

You indicate that the decrease in equity income from unconsolidated companies from 2007 to 2006 was attributable to the metal spreads at your flat rolled sheet venture (Gallatin Steel).  Discuss the impact of these metal spreads as they relate to your consolidated results of operations or explain why such discussion is not necessary.  In this regard, we note that you have flat rolled sheet products in your Specialty Steel segment.

Our response has the objective of providing you more details about the question above and similar type of disclosures will be included in future filings.

Earnings from the Company’s 50% owned joint ventures were $54.1 million for the year ended December 31, 2007 compared to $115.6 million for the year ended December 31, 2006.  This decrease was primarily attributable to the metal spreads at the Company’s flat rolled sheet joint venture (Gallatin Steel) which decreased from $348 per tonne in the year ended December 31, 2006 to $272 per tonne during the year ended December 31, 2007.  Metal spreads in the flat rolled sheet industry are currently well below the metal spreads earned in the Company’s long products business. During 2007, metal spreads in the flat rolled sheet segment were negatively impacted by the softness in end user demand, combined with customers normalizing their inventory levels from the high levels that were being carried at the beginning of 2007.

The Company produces common flat steel products (slabs, roll flat products such as hot and cold steel coils, heavy plates and profiles) at its Ouro Branco mill (Brazil), at Siderperu (Peru) and through its joint venture company Gallatin (USA).  The Company produces long specialty and stainless steels used in tools and machinery, chains, fasteners, railroad spikes and special coil steel at its Gerdau Aços Especiais Brazil plant, at Aços Villares (Brazil) and at its associated company Corporación Sidenor in Spain. In the U.S., Gerdau Ameristeel produces special sections such as grader blades, smelter bars, light rails, super light I-beams, elevator guide rails and other products.

Comment No 8

Expand your disclosures to clarify why there was a significant decrease in net purchases of short-term investments classified as trading securities.

Our response has the objective of providing you more details about the question above and similar type of disclosures will be included in future filings.

The acquisitions made in 2007 were paid by a mix of own resources and debts.  These acquisitions resulted in a decrease in purchases of short-term investments because the resources that would be used for short-term investments were used to pay the acquisitions made during the year.

Comment No 9

We note that increases in your accounts receivable and inventories significantly impacted your cash flows from operations for 2007.  Please expand your disclosures to discuss these individually material components of your cash flows from operations.

Our response has the objective of providing you more details about the question above and similar type of disclosures will be included in future filings.

The increases in our accounts receivable and inventories are directly related to the increase in the operational activities of the Company.  Net sales in 2007 were 33.5% greater than 2006 and because of that accounts receivable were increased.  Inventories were increased mainly because of the increase in the cost of raw materials and as a result of operations from the entities acquired during 2007.

Comment No 10

We note PricewaterhouseCoopers report dated April 20, 2007 refers to other auditors and states that they have furnished the applicable reports for Gallatin Steel and Aços Villares S.A.  Please revise to provide the report by the other auditors in accordance with Article 2 of Regulation S-X.

The report from PricewaterhouseCoopers Auditores Independentes dated March 20, 2007 refers to the fact that they did not audit the financial statements of Gallatin Steel Company, a 50% owned joint venture of the Company, and of Aços Villares, a entity consolidated by the Company and their opinion, as it relates to the amounts for Gallatin Steel Company and Aços Villares, is based solely on the report of other auditors.  Gallatin Steel Company’s financial statements were audited by Ernst & Young.  Aços Villares´s financial statements were audited by Deloitte Touche Tohmatsu Auditores Independentes. Although a copy of the reports issued by those firms was not included in the Financial Statements of the Company, they were filed on Form 20-F Exhibits 15.01 and 15.02 in compliance with Article 2 of Regulation S-X.

Comment No 11

We refer you to the $512,236 “Capital increase in the subsidiary Gerdau Ameristeel through a public offering.” As indicated under the caption “10-year bonds” on page 60 of your filing, we note that Gerdau Ameristeel concluded an offering of its shares, totaling $1.5 billion.  We further note that you issued 10-year bonds in the amount of $1.0 billion so that you could buy 84 million of common shares in connection with Gerdau Ameristeels’ offering in order to maintain your interest of approximately 66.5%.  Given the significance of these transactions, please provide clarifying disclosures regarding these transactions in the notes to your financial statements.  To the extent material, address the impact of this additional investment on your liquidity and capital resources.

Our response has the objective of providing you more details about the question above and similar type of disclosures will be included in future filings.

These transactions had the objective of providing to the Company and its subsidiary Gerdau Ameristeel the resources for the acquisition of Chaparral Steel.  The Capital increase in the subsidiary Gerdau Ameristeel was $1,526.8 million.  The portion of this amount owned by minority interest resulted in the amount of $512.2 million recognized in the consolidated cash flow.  The resources that Gerdau Ameristeel has obtained with that Capital increase were used to pay part of the loans related to the acquisition of Chaparral Steel.  In order to keep the same ownership percentage in its subsidiary, the Company acquired approximately 66.5% of the shares issued and to finance this capital increase in its subsidiary, the Company issued 10-year bonds in the amount of $1.0 billion as described on page 60 of our filing.

As a result of the transactions performed to finance the acquisition of Chaparral Steel, our Long-term debt increased in the amount of $3.6 billion through the issuance of a

Ten-Year Bond ($1 billion) and a Term Loan Facility ($2.6 billion) which are described at Note 15 of our audited consolidated financial statements for the year ended December 31, 2007.

Comment No 12

 You disclose that you either capitalize or expense compliance costs related to environmental regulations “as appropriate”.  Please revise to clarify how you account for these costs, specifically how you determine it is “appropriate” to expense these costs or capitalize these costs.  Cite the authoritative guidance you use to substantiate your classification of these costs.

The environmental regulations demand costs that are designed to minimize the environmental impact of the Company’s operations.  Environmental remediation costs, the costs of cleaning up environmental contamination, are expensed as incurred as operating expenses (SOP 96-1 “Environmental Remediation Liabilities”). The exceptions to this general rule that result in capitalizing these costs are as follows:

•                  If the costs result from legal obligations associated with the eventual retirement of an asset or group of assets they are capitalized as an asset retirement obligation (ARO) in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) and FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”).

•                  If the costs do not qualify as ARO, but they meet one of the following criteria, they may be capitalized (EITF 90-8 “Capitalization of Costs to Treat Environmental Contamination”) subject to reduction for impairment:

•                  The costs extend the life, increase the capacity, or improve the safety or efficiency of property owned by the reporting entity.

•                  The costs mitigate or prevent future environmental contamination while also improving the property compared with its condition when originally constructed or acquired by the reporting entity.

Environmental costs associated with the improper operation or use of an asset (e.g., penalties and fines) are specifically excluded from the accounting guidance with respect to ARO and, under SOP 96-1, are expensed as incurred.

Comment No 13

Your policy addresses your accounting for derivative financial instruments that do not qualify for hedge accounting and how you determine that a derivative qualifies as a hedge.  Your accounting policy does not address how you account for financial instruments that do qualify for hedge accounting.  To the extent you have derivative financial instruments that qualify for hedge accounting, please revise to include your accounting policy for these instruments ensuring that you have included all of the required disclosures in paragraphs 44 and 45 of SFAS 133.

Our response has the objective of providing you more details about the question above and similar type of disclosures will be included in future filings.

At December 31, 2007, and for the comparative years presented, the value of the interest rate swaps which qualify as fair value hedges was insignificant. Our analysis covers all types of hedges and we monitor that to ensure all disclosures will be done if a hedge becomes material.

As required by SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“SFAS 133”) the Company assess both at the inception of each hedge and on an on-going basis, whether the derivatives that are used in its hedging transactions are highly effective in offsetting the changes in cash flows of the hedged item.

Comment No 14

We note your table of estimated amortization expense for 2008 on page F-36 which estimates amortization expense for 2008 to be $97.0 million.  Estimated amortization for customer relationships in 2008 appears significantly higher compared to estimated amortization in 2009-2012 and the estimated 15 year life for Chaparral’s customer relationships.  Tell us the reason amortization expense is higher in 2008 compared to other years for customer relationships and to the extent this difference is related to different amortization methods or anticipated write offs, please revise future filings to disclose such facts.

The Company has amortized the customer relationships from the Chaparral acquisition on an accelerated method, based on the expected future economic benefit provided by those customers over time.  The expected future economic benefit was estimated based on Chaparral’s expected cash flow, historical sales data, expected future operating margins, customer turnover rates, and other factors.  As a result, the amortization expense recorded on these customer relationships is expected to be greatest in 2008 versus any remaining year, and the annual expense will be reduced over the remaining 15 years.  The Company will monitor actual customer lives and adjust the amortization periodically to reflect any changes in the actual economic benefit from the estimation.

In future filings, the Company will revise Footnote 3 - Significant Accounting Polices to include the following additional disclosure regarding the accelerated amortization:

Intangible assets that do not have indefinite lives are amortized over their useful life using an amortization method which reflects the economic benefit of the intangible asset.  The customer relationship intangible asset will be amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers over time.  Intangible assets are reviewed for impairment annually.

Comment No 15

We note during 2007 the acquisition of Chaparral, Grupo Feld and Siderurgica Zuliana resulted in $3.0 billion in acquired goodwill.  We further note that in each of the above mentioned acquisitions, acquired goodwill represented between 48% of 65% of the total purchase price.  Please tell us and disclose why such a significant portion of the purchase price for each of these acquisitions was recorded as goodwill.

The excess of the cost of Chaparral over the fair values assigned to the acquired tangible and intangible assets and liabilities assumed was recognized as goodwill.  Coinciding with the assignment of fair values to the existing property, plant and equipment, inventory and assumed liabilities, etc., the Company identified the following intangible assets: customer relationships, patented technology, internally developed software, and order backlog.  The significant balance assigned to goodwill is a direct result of the following factors:

•                  a rapid consolidation that has taken place in the global steel industry has resulted in increased competition to win auctions of the remaining steel producing assets which has resulted in significantly increased acquisition valuations,

•                  the Chaparral acquisition provided the Company an expanded geographic presence further west in the United States,

•                  existing installed production capacity and labor force of the mills,

•                  an increased presence in the strong structural steel market — this acquisition increased the product mix to add large structural products and pilings to the existing product offerings,

•                  the Company believes that it will be able to successfully integrate the business operations of Chaparral and realize synergies associated with the acquisition.

The acquired goodwill related to Grupo Feld and Siderurgica Zuliana was $125 million and $58 million, respectively, which were not material if compared to the goodwill generated on Chaparral acquisition. The factors listed above related to the global steel industry and the synergies associated are the same for these other acquisitions.

In future filings, the Company will revise Footnote 4 — Acquisitions to include the following additional disclosure regarding the significant portion of the purchase price assigned to goodwill on Chaparral acquisition:

On September 14, 2007, the Company completed its acquisition of Chaparral Steel Company (“Chaparral”), a leading producer of structural steel products in North America and also a major producer of steel bar products. Chaparral operates two mini-mills, one located in Midlothian, Texas, and the other located in Petersburg, Virginia. The purchase price for the shares of Chaparral was $4.2 billion in cash, plus the assumption of certain liabilities of the acquired company. As a result of the acquisition the Company recognized a significant amount of goodwill as a direct result of the following factors:

•                  the rapid consolidation that has taken place in the global steel industry, which has resulted in acquisition valuations increasing dramatically,

•                  the Chaparral acquisition provided the Company an expanded geographic presence further west in the United States,

•                  existing installed production capacity and labor force of the mills,

•                  an increased presence in the strong structural steel market — this acquisition increased the product mix to add large structural products and pilings to the existing product offerings,

•                  the Company believes that it will be able to successfully integrate the business operations of Chaparral and realize synergies associated with the acquisition.

Comment No 16

Please tell us supplementally and expand your disclosures to provide a more comprehensive discussion of the terms of your preferred shares such that we can better understand the appropriateness of your earnings per share presentation.  With specific reference to such terms, tell us and expand your disclosures to clarify:

•                  how you determined the appropriateness of using the two class method for computing earnings per share; and

•                  how you determined the allocation of net income to common and preferred shareholders.

The capital of the Company is comprised of Common and Preferred shares. There are no differences between common and preferred shares either related to rights with respect to dividends or the percentage each share represents on the capital of the company or other matters with the only difference being that only common shares are entitled to vote.  The preferred shares can not be converted into common shares.  We concluded that the preferred shares qualify as participating securities in accordance with SFAS 128 and EITF 03-06.

Considering the fact that both classes of shares have the same rights for dividends and ultimately share equally in the distribution of earnings, net income is allocated proportionally to the quantity of Common and Preferred shares, as a manner to ensure net income allocated to each Common and Preferred shares are the same under the two class method for computing earnings per share.  Diluted earnings per share reflect the potential dilution resulting from options granted during those years to acquire shares of Gerdau S.A..

The two class method for computing earnings per share was based on EITF 03-06 (issue 2) and SFAS 128 (paragraphs 60 and 61).

***

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.51.33232657 if you have any questions concerning this response letter.

Very truly yours,
GERDAU S.A.

By

		Name:	Osvaldo Burgos Schirmer
		Title:	Chief Financial Officer

Copy: Melissa N. Rocha, CPA
Division of Corporation Finance